SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

LUCENT TECHNOLOGIES INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

549463 10 7

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Richard J. Rawson
Senior Vice President, General Counsel and Secretary
Lucent Technologies Inc.
600 Mountain Avenue
Murray Hill, New Jersey 07974
(908) 582-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

	third party tender offer subject to Rule 14d-l.

X	issuer tender offer subject to Rule 13e-4.

	going-private transaction subject to Rule 13e-3.

	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. 

     This Amendment No. 2 amends and supplements the Tender Offer on Schedule TO filed with the Securities and Exchange Commission on April 22, 2002, by Lucent Technologies Inc. as amended and supplemented by Amendment No. 1 to the Tender Offer on Schedule TO/A filed on April 26, 2002. The Schedule TO, as amended, relates to the tender offer made by Lucent to eligible employees who hold eligible options to exchange all or a portion of outstanding options to purchase shares of Lucent common stock, par value $0.01 per share.

     Item 2(b) to Lucent's Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement to the Offer to Exchange dated May 3, 2002, a copy of which is attached hereto as Exhibit 99.(a)(23) is incorporated herein by reference.

     Item 4(a) to Lucent's Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement to the Offer to Exchange dated May 3, 2002 is incorporated herein by reference.

     Item 6(a) to Lucent's Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement to the Offer to Exchange dated May 3, 2002 is incorporated herein by reference.

     Item 6(b) to Lucent's Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement to the Offer to Exchange dated May 3, 2002 is incorporated herein by reference.

     Item 6(c) to Lucent's Schedule TO is amended and supplemented to add the following sentence to the end of the paragraph: The information set forth in the Supplement to the Offer to Exchange dated May 3, 2002 is incorporated herein by reference.

     Item 12 to Lucent's Schedule TO is amended and supplemented to add new exhibits 99.(a)(23), 99.(a)(24), 99.(a)(25), and 99.(a)(26), which are filed with this Amendment No. 2 to Schedule TO:

Item 12.	Exhibits.

Exhibit Number	Description

99.(a) (23)	Supplement to Offer to Exchange, dated May 3, 2002

99.(a) (24)	Senior Leadership Up-Date, dated May 3, 2002, to officers and executives

99.(a) (25)	Reminder Letter, dated May 3, 2002, to eligible employees

99.(a) (26)	LT Today Newsflash, dated May 6, 2002, to eligible employees

99.(a) (27)	Paper Version of LT Newsflash, dated May 6, 2002 to eligible employees who recieve paper copies of offer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO/A is true, complete and correct.

LUCENT TECHNOLOGIES INC. By: /s/ JOHN A. KRITZMACHER —————————————— Name: John A. Kritzmacher Title: Senior Vice President and Corporate Officer

Date: May 3, 2002

INDEX TO EXHIBITS

Exhibit Number	Description

99.(a) (23)	Supplement to Offer to Exchange, dated May 3, 2002

99.(a) (24)	Senior Leadership Up-Date, dated May 3, 2002, to officers and executives

99.(a) (25)	Reminder Letter, dated May 3, 2002, to eligible employees

99.(a) (26)	LT Today Newsflash, dated May 6, 2002, to eligible employees

99.(a) (27)	Paper Version of LT Newsflash, dated May 6, 2002 to eligible employees who recieve paper copies of offer